June 12, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Dear Mr. O’Brien:

I am writing in response to your letter of May 29, 2015. For the convenience of the staff (the “Staff”), I have repeated each of the Staff’s comments before our response to the comment.

Form 10-K for the period ended December 31, 2014

Critical Accounting Estimates, page 19

Goodwill and Other Identifiable Intangible Assets, page 20

1.

We note your response to our comment 2 in our letter dated May 21, 2015. We note that you consider various factors when determining the appropriate method of amortization for your acquired customer relationships. Please expand your disclosures to discuss these factors as well as the less certain post-acquisition operations activities that would induce uncertainty in the factors that give rise to the pattern of economic benefit. Please disclose how accurate your assumptions have been in the past and whether the assumptions are reasonably likely to change in the future. Describe the potential changes in circumstances that could affect the key assumptions and the impact the change would have on your financial statements. Refer to SEC Release 33-8350 and Section 501.14 of the Financial Reporting Codification for additional guidance.

Response:  In future filings we will expand our disclosures related to our acquired customer relationships to include such items as the amortization method and life and how these were determined as well as potential changes in circumstances that could affect our assumptions and the related impact on our financial statements.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•

Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the Staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer